U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transaction period from _______ to _______.

Commission file number: 1-12707

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Pinnacle Bank Profit Sharing Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pinnacle Bancshares, Inc.
1811 Second Avenue
Jasper, AL 35501

As filed on June 27, 2003

Item 1. Financial Statements and Exhibits.

(a) Financial statements (filed in Exhibit 1 hereto):

Balance Sheet

Income Statement

Supplementary Schedules:
Account Reconciliation
Fund Reconciliation

(b) Exhibits:

1. Financial statements required by Item 1(a)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PINNACLE BANK
PROFIT SHARING RETIREMENT PLAN

PENSION & BENEFIT TRUST COMPANY
(Trustee)

June 23, 2003

By: 
Ruth M. Roper
Executive Vice President

Exhibit 1

Financial Statements

PINNACLE BANK
PROFIT SHARING RETIREMENT PLAN

BALANCE SHEET
AS OF DECEMBER 31, 2002

ASSETS

Contribution Receivable	$ 0.00
American Century Income & Growth	14,238.83
American Century Short Term Government	4,487.13
American Century Growth	204,851.79
Bond Fund of America	70,643.81
Fidelity Magellan	366,374.03
Fixed Fund	709,757.39
Fundamental Investors	63,972.02
Gartmore Money Market	11,917.43
Gartmore Total Return	1,696.61
Invesco Small Co. Growth	8,104.99
Janus Twenty	70,244.08
Neuberg & Berman Partners	156,107.25
Nationwide S&P 500 Index	37,296.38
Oppenheimer Global	6,963.12
Schwab	246,949.35
Templeton Foreign	75,414.04

TOTAL ASSETS $2,049,018.25

LIABILITIES & EQUITY

Liabilities	$ 0.00
Participants' Equity	2,049,018.25
TOTAL LIABILITIES & EQUITY	$2,049,018.25

PINNACLE BANK
PROFIT SHARING RETIREMENT PLAN

INCOME STATEMENT

FOR THE PERIOD
JANUARY 1, 2002 TO DECEMBER 31, 2002

INCOME		
Contributions		
EE Salary Deferrals	$149,200.36	
ER Safe Harbor Matching	73,971.18	
Interest	35,909.08	
Unrealized Gain/Loss	(223,899.27)	
TOTAL INCOME		$ 35,181.35
EXPENSES		
Distributions	$ 73,458.81	
Insurance Premiums	1,626.60	
TOTAL EXPENSES		$ 75,085.41
NET LOSS		$ (39,904.06)
Assets as of January 1, 2002		$2,088,922.31
Minus Net Loss		(39,904.06)
Assets as of December 31, 2002		$2,049,018.25

PINNACLE BANK PROFIT SHARING RETIREMENT PLAN

Valuation Period From 1/01/2002 - 12/31/2002

Fund Reconciliation

Fund	Prior Balance	Gains / Losses	Contributions	Forfeitures	Transfers	Withdrawals	Ending Balance
Am Cent In & Grwth AC	13,892.68	(3,610.11)	7,227.65	(133.65)	1,968.26	(5,106.00)	14,238.83
American Century Govt	1,160.42	99.89	1,419.17	(20.90)	1,859.90	(31.35)	4,487.13
American Century Growth	278,777.34	(76,921.00)	22,399.39	(172.93)	(17,346.18)	(1,884.83)	204,851.79
Bond Fund America	55,111.02	3,385.24	7,300.96	0.00	4,846.59	0.00	70,643.81
Cash	43,711.70	0.00	0.00	0.00	(43,711.70)	0.00	0.00
Fidelity Magellan	415,745.63	(108,316.85)	52,530.92	(192.27)	13,051.73	(6,445.13)	366,374.03
Fixed	645,894.97	35,909.08	36,303.68	(75.83)	26,123.85	(34,398.36)	709,757.39
Fundamental Investors Fnd	89,360.21	(17,288.32)	12,764.05	(226.65)	(17,471.76)	(3,165.51)	63,972.02
Gartmore Money Market IC	0.00	5.04	1,107.96	0.00	10,804.43	0.00	11,917.43
Gartmore Total Return	661.94	(222.19)	1,151.61	0.00	105.25	0.00	1,696.61
Insurance	0.00	0.00	1,626.60	0.00	0.00	(1,626.60)	0.00
Invesco Small Co.	2,334.37	(1,840.16)	6,766.80	0.00	843.98	0.00	8,104.99
Janus 20	76,390.20	(20,147.58)	17,782.99	(155.16)	(541.87)	(3,084.50)	70,244.08
Money Market	9,148.38	40.64	8,660.43	1,349.15	(9,383.24)	(9,815.36)	0.00
N&B Partners Fund	185,082.12	(50,657.51)	20,116.38	(217.31)	4,873.82	(3,090.25)	156,107.25
Nationwide S&P 500	15,990.11	(4,615.78)	3,950.18	0.00	21,971.87	0.00	37,296.38
Oppenheimer Global	3,309.17	(1,401.48)	4,360.59	0.00	694.84	0.00	6,963.12
SCHWAB	171,449.98	65,585.31	13,315.30	0.00	0.00	(3,401.24)	246,949.35
Temp Foreign Fnd	80,902.07	(7,994.41)	4,386.88	(154.45)	1,310.23	(3,036.28)	75,414.04
Totals	[illegible]	[illegible]	[illegible]	$0.00	$0.00	[illegible]	[illegible]

PINNACLE BANK PROFIT SHARING RETIREMENT PLAN

Valuation Period From 1/01/2002 - 12/31/2002

Account Reconciliation

Source	Prior Balance	Gains / Losses	Contributions	Forfeitures	Transfers	Withdrawals	Ending Balance
Discretionary	332,124.16	(40,032.39)	0.00	0.00	0.00	(6,938.42)	285,153.35
Deferral	1,231,909.96	(74,937.21)	149,200.36	0.00	0.00	(43,450.72)	1,262,722.39
Match	509,051.86	(66,083.54)	0.00	0.00	0.00	(23,134.50)	419,833.82
Safe Harbor	0.00	(4,225.85)	73,971.18	0.00	0.00	(1,561.77)	68,183.56
Rollover	15,836.33	(2,711.20)	0.00	0.00	0.00	0.00	13,125.13
Totals	$2,088,922.31	($187,990.19)	$223,171.54	$0.00	$0.00	($75,085.41)	$2,049,018.25